HUHTAMAKI

TAKING PACKAGING FURTHER

03007175

Securities and Exchange Commission
450 Fifth Street, N.W., Stop 1-4

Washington, D.C. 20549
USA

February 25, 2003

Re: Huhtamäki Oyj, File No. 82.2925

Dear Sirs,

We enclose on behalf of Huhtamäki Oyj, a Finnish company the following information pursuant the exemption from the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder:

Press Release:

- Huhtamaki to accelerate growth through manufacturing investment in Vietnam

Yours sincerely,

Mandi Alaterä
Communications Coordinator

dlw 3/7

Published on: 02/25/2003

Huhtamaki to accelerate growth through manufacturing investment in Vietnam

Huhtamaki, the EUR 2.2bn consumer packaging specialist based in Finland and with worldwide operations, will establish a manufacturing facility in Vietnam to supply the local food and consumer goods industry with advanced flexible packaging. The value of the "greenfield" investment is approx. EUR 20 million, and the site is expected to commence production in early 2004.

The decision follows a period of rapid growth in the company's exports of flexible packaging to Vietnam, mainly from Thailand. Huhtamaki opened a representative office in Vietnam in 2002.

"I am excited about this project. With proven technology leadership and an established customer base, we are well positioned to repeat our success in Thailand, where our flexibles operation has tripled in size in five years and more than doubled its market share," said Huhtamaki's CEO, Mr. Timo Peltola at the company's head office in Espoo, Finland.

In recent years, Vietnam has displayed a GDP growth of approx. 7% annually, while inflation has remained below 5%. The country has a population of 80 million people, with a favorable demographic profile (58% are of working age) and a literacy rate exceeding 90%.

The new flexible packaging plant will be constructed near Ho Chi Minh City (formerly Saigon) in southern Vietnam. The city is the center of the country's growing food industry. Major multinational food and consumer products manufacturers, most of which are Huhtamaki's customers in other markets, are rapidly strengthening their positions in Vietnam. The local packaging industry, by contrast, remains quite fragmented. The investment project will be managed by Huhtamaki Thailand.

"Vietnam offers growth, a large and educated population, as well as financial and political stability. The country has a great future as a food grower, manufacturing base and center for tourism," summarized Mr. Tony Combe, Huhtamaki's Executive VP for Asia, Oceania and Africa.

Inquiries:

Mr. Timo Salonen, CFO, Espoo, Finland
Tel. +358-9-6868 8401

Mr. Tony Combe, Executive VP Asia-Oceania-Africa,
Bankstown, NSW, Australia,
Tel. +61-2-970 874 00

HUHTAMÄKI OYJ

Timo Salonen
CFO

Markus Holm
IR Manager